UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

AERCAP HOLDINGS N.V.
(Name of Issuer)

Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)

N00985106
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, New York 10022	New York, New York 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	N00985106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	27,734*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	27,734*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,734*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

*As of March 25, 2013 (the “Filing Date”), Fern S.a.r.l., a Luxembourg Société à Responsibilité Limitée (“Fern I”), holds 27,734 ordinary shares, par value €0.01 per share (the “Shares”), of AerCap Holdings N.V., a Netherlands Besloten Vennootschap (the “Company”).  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Fern I.  Based on the Company’s Annual Report filed with the United States Securities and Exchange Commission on Form 20-F, there were 113,363,535 Shares outstanding as of December 31, 2012.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Feinberg is deemed to beneficially own less than 0.1% of the Shares issued and outstanding as of the Filing Date.  On March 14, 2013, Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Shares.

Item 5.    Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

       As of March 25, 2013 (the “Filing Date”), Fern I holds 27,734 Shares of the Company.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Fern I.  Based on the Company’s Annual Report filed with the United States Securities and Exchange Commission (the “Commission”) on Form 20-F, there were 113,363,535 Shares outstanding as of December 31, 2012.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Feinberg is deemed to beneficially own less than 0.1% of the Shares issued and outstanding as of the Filing Date.

       During the period commencing 60 days prior to March 14, 2013, the date of the event which required the filing of this Schedule 13D Amendment No. 7, and ending on the Filing Date, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, were the sale by Fern I (i) on March 14, 2013 of 8,182,062 Shares at a price of $15.45 per share for an aggregate consideration of $126,410,835, and (ii) on March 18, 2013 of 36,464 Shares at a price of $15.95 per share for an aggregate consideration of $581,528.  Each of these transactions was undertaken (a) pursuant to an effective registration statement filed by the Company with the Commission and (b) with broker-dealers as principal and resale by the broker-dealers for their account.

      On March 14, 2013, Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2013

/s/ Stephen Feinberg
Stephen Feinberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).